Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Number 333-154975

June 28, 2012

TNP STRATEGIC RETAIL TRUST, INC.

On June 22, 2012, TNP Strategic Retail Trust, Inc. (which we refer to herein as “TNP Strategic Retail Trust” and, together with its subsidiaries, “we,” “our,” and “us”) became aware of an article concerning TNP Strategic Retail Trust, Inc. entitled “Beachside Chat, Anthony “Tony” Thompson” published by The California Financial Times, a quarterly financial news publication, the full text of which is reproduced below.

The California Financial Times is a provider of financial data and news and is in the business of, among other things, publishing written communications. The California Financial Times is unaffiliated with TNP Strategic Retail Trust and its affiliates, including Thompson National Properties, LLC, and neither TNP Strategic Retail Trust nor any of its affiliates made any payment or gave any consideration to The California Financial Times in connection with the publication of the following article.

Beachside Chat

Anthony “Tony” Thompson

By Leslie Stone

California Financial Times spoke recently with TNP CEO Tony Thompson about the key to his company’s success, what he believes other companies can do to accelerate out of the Great Recession and his thoughts on what lies ahead for the U.S. economy.

TONY THOMPSON

Since 2008, Thompson National Properties (TNP) has launched 17 investment programs and currently manages approximately 4,440 investors across these investments. The largest of these investments is the TNP Strategic Retail Trust, Inc., a public, non-traded, necessity retail REIT that has acquired $200 million-plus in grocery-and necessity-anchored retail centers and raised nearly $91 million in equity from investors. Additionally, TNP has built an extensive property and asset management division that today manages 152 properties, totaling 17.5 million square feet in 29 states, with an overall purchase value of $2.2 billion.

California Financial Times: We understand that TNP prides itself on innovation and being unafraid to circumvent conventional thinking. How has this school of thought contributed to your company?

Thompson: One of the things we helped innovate is a way for our investors who own rental property—especially those who want to avoid the hassles of emailing tenants about maintenance and things of that nature—to sell one property and buy another through the consolidation and aggregation of a 1031 exchange. We encourage our clients to diversify by investing in more than just one type of asset class through 1031 exchange vehicles. For example, they might have a piece of farmland in Iowa or an apartment building in Des Moines and want to buy a Walgreens in Chicago or an industrial building in Houston.

California Financial Times: Please tell us more.

Thompson: About four years ago we helped launch to market a concept called DST [Delaware Statutory Trust] which we consider a favorable alternative to a tenant-in-common program for investors to complete a 1031 exchange. This structure, which allows one to invest in a small fraction of a property with other co-investors, makes it easier for investors to diversify the real estate investment risk by investing in multiple properties.

California Financial Times: You are also credited with pioneering the tenant-in-common exchange program.

Thompson: The tenant-in-common structure is no longer popular with lenders or investors. There are no tenant-in-common programs being offered by us—or anyone else. The Delaware Statutory Trust is a more favored structure for a 1031 exchange in today’s real estate market and lending environment than the tenant-in-common structure.

California Financial Times: Please tell us about your past and present public, non-traded REITs and some of its most recent acquisitions.

Thompson: Prior to forming TNP, I founded a company which sponsored several REITS, including REITs focused on government office buildings. We saw growth in state and local federal agencies and that proved to be a successful program. In 2006 my prior company became involved in a healthcare REIT, as we saw the storm clouds forming and felt healthcare—given the demographics of the U.S. population—would be a growth area in a down economy. People are in need of medical care and prescription drugs and other things wrapped up in healthcare, and our strategy turned out to be very positive. This program was sold successfully. My prior company also formed a multifamily REIT, in an effort to meet the need for the availability of affordable homes. In places like Florida, for example, people were unfortunately losing their homes and were going to obviously have to live somewhere. Multifamily properties such as apartments were the obvious beneficiary of the housing crisis. In fact, multifamily is one of the fastest improving and growing appreciation areas for real estate. At the very depth of the recession in late ’08, after I formed TNP, we launched TNP Strategic Retail Trust, which is focused on necessity neighborhood grocery and drug store-anchored shopping centers. These are not malls but rather lifestyle centers.

California Financial Times: Please tell us more.

Thompson: A lot of us go three to four times a week for groceries, take our clothes to the cleaners, drop off prescriptions and pick up fast food. We do banking at ATMs and local free standing bank branches. In our opinion this strategy proved to be spot-on as to that asset class. We believe we can weather the storm as the economy improves by filling up spaces that became empty during the recession through an aggressive leasing strategy. We believe that this creates substantial opportunity for us and our shareholders. We acquired properties in the last couple of years, and in recent months, that we believe are well positioned but were built at the wrong time. In many cases they were built for substantially more than we paid for them. An online shoe company in Southern California recently moved their distribution to a newly built facility, which is large enough to put 40 football fields under one roof. One of our shopping center acquisitions nearby is a beneficiary of this event. The facility is expected to bring over 1,000 jobs and new homeowners to the area. They will obviously need someplace to shop and do banking. I believe that this was a great acquisition for us. In Florida, Arizona and Nevada we were also able to acquire properties similar to the shopping center in Southern California. We strive to add value to what we acquire. You cannot simply buy a property and hope it goes up in price— you’ve got to create value by improving the cash flow of the property. For example, we bought one property with significant vacancy but we are working diligently to fill it up with new retailers. Also, the vacant land it came with will allow us to build out and put up other buildings to meet demand as the economy improves. We are even talking with daycare operators and others to build a daycare center to provide a place for working people to bring their children.

California Financial Times: What is your exit strategy for investments and why have you found it beneficial to own and operate real estate properties for approximately one to five years?

Thompson: We believe the real estate business is cyclical. So, it’s a wise strategy to buy at value and sell because there’s inevitably going to be the ebb and flow in the capital markets. For example, if people sold in 2005 and 2006 and rented and came back and bought within the last year they’d be very happy. When the vast majority of others are buying, that’s when we try to sell. That’s usually a three-to five-year cycle. There will come a time to exit this asset class as the economy becomes robust and we intend to sell at profit and get ready for the next downturn. We don’t control when that happens but we control the decision to enter and the decision to exit. We cannot predict the future but once all the indicators line up—based on our experience of having done this for 40 years—we do control what we recommend to our clients. We aren’t in the business of predicting the future. We are in the business of taking advantage of the indicators as we see them as real estate economists.

California Financial Times: We understand that TNP is exploring opportunities in Saudi Arabia. Can you tell us a little about those?

Thompson: Sure. We had an assignment in Saudi Arabia a few years ago to advise a very large Saudi company on their real estate companies. We completed that and then the Arab spring hit and things became stagnant in the Middle East. Things have been on the sidelines for over a year and we are headed back into discussions with our clients there about the next phase of opportunity to help them with their needs. I cannot speak about it specifically except to say that we had a good experience there and we are looking forward to new opportunities there in the next two to three years.

California Financial Times: How has Thompson National Properties survived the so-called Great Recession and continued to maintain its position as one of the nation’s top commercial real estate businesses?

Thompson: It hasn’t been easy has it? The Great Recession is definitely the worst we’ve seen since the 1990s. I think we survived based on being diversified and just having had a lot of experience in dealing with troubled times. We also have a lot of experienced people on staff, who are great at what they do. We are certainly pleased that the economy is starting to move. It has now been about five years since the real estate peak (late-2006 to the spring of 2007). We hit a valley in late2009, and now the major economic recovery is coming from jobs being created and residential real estate prices—including commercial occupancy or multifamily is increasing to reduce vacancy. We believe most factors are pointing at recovery.

California Financial Times: What can small businesses do to thrive in this economy?

Thompson: First and foremost is a well-defined business plan. Hire the very best people and talent you can. Treat your customers like your family. Work very hard and maintain an open line of communication with your employees and customers—whoever they may be. Above all else, have a creative and innovative product line that gives you increasing market share.

California Financial Times: What do you believe lies ahead for the nation?

Thompson: That’s a tough one. The consumer confidence is very important, and it has been improving quarter by quarter for the last eight quarters so the outlook is positive. Recessions and times of growth are inevitable. The cycle is created by a combination of government influence and our collective attitude, so I see the U.S. economy on a significant upswing over the next three years. I believe businesses have balanced their budget and our debt load as consumers and businesses has been reduced significantly. We have a number of new legislative programs. The JOBS program, for example, is reducing a lot of the red tape and regulations that have been obstacles for small businesses trying to raise capital to grow their companies. At end of the day, I am more optimistic than I have been in the last three to five years.

California Financial Times: What are your thoughts on the global economy?

Thompson: I believe the global economy will follow us— many are microcosms of the United States. Even Japan, which has been on a flat line for the last 20 years, is starting to see some inflation and improvement in their productivity. We can all breathe a sigh of relief and watch out for excesses that inevitably come in a robust economy and get ready for the next recession. We believe the next three to four years will be very positive for us and the global economy as well. The great cliché is that history doesn’t repeat itself, but it rhymes. So, we are taking advantage of opportunities based on our experience over the last 40 years. We can all breathe a sigh of relief and watch out for excesses that inevitably come in a robust economy and get ready for the next recession. The next three to four years will be very positive for us and the global economy as well.

TNP Strategic Retail Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents TNP Strategic Retail Trust has filed with the SEC for more complete information about TNP Strategic Retail Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TNP Strategic Retail Trust, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-982-7846.